April 25, 2014

VIA EMAIL AND MAIL
Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: China Commercial Credit, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 4, 2014
File No. 333-193360

Dear Mr. Clampitt:

China Commercial Credit, Inc. (the “Company”, “we”, “our”, “us”, or “CCC”) is electronically transmitting hereunder proposed responses to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 15, 2014, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on April 4, 2014. A marked version of the proposed Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment No. 3”) is transmitted herewith reflecting all changes from the previously filed Amendment No. 2. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 filed April 4, 2014

Cover Page

1. We note that on the cover page you are a “Smaller Reporting Company.” However, we note on the cover page to your Form 10-K for the period ended December 31, 2013 that you are a “Non-accelerated Filer.” Please reconcile this apparent difference and revise your filing(s) accordingly.

The Company is, and has always been, a smaller reporting company as its securities were not publicly traded as of the last business day of second quarter of 2013 and its annual revenue in 2013 was less than $50 million. The “non-accelerated filer” box has previously been inadvertently checked. To the extent necessary, we will file an amendment to the Form 10-K to correct such inadvertent error.

Guarantee Services, page 59

2. We note your disclosure on page 60 that you expect to start a new form of guarantee business in April 2014 through the Kaixindai portal, a P2P online platform. We also note your disclosure that you will receive 4% of the loan amount as guarantee service fees through this portal, compared to the 1.5% - 1.8% generated by your traditional guarantee services. Please tell us and amend your filing to address the following:

•	Whether this new guarantee business and the Kaixindai portal will be operated through Wujiang Luxiang;

In response to the Staff’s comment, we have included additional disclosure on page 60 of Amendment No. 3 to clarify that this new guarantee business is operated by Wujiang Luxiang, while the Kaixindai platform is operated by Kaixindai Financing Services Jiangsu Co. Ltd (“Kaixindai”), an entity affiliated with Finance Office of Jiangsu Province and State Development Bank.

•	Explain whether there are any differences other than the fee difference between the new guarantee business and your existing guarantee service;

In response to the Staff’s comment, we have included additional disclosure on page 60 of Amendment No. 3 to elaborate the differences between the new guarantee business and the existing guarantee service.

•
Explain why you expect your guarantee income to significantly increase after the launch of the Kaixindai portal despite the stated 30.8% reduction in traditional guarantee services in 2013 when compared to 2012. Specifically describe the expected favorable or unfavorable impact of this change on your reported revenues or profitability trends;

We estimate that our overall guarantee income in 2014 after launch of the guarantee services on the Kaixindai platform will remain near the same levels as that in 2013. On the other hand, we expect that, beginning in 2015, our overall guarantee income will increase as we build up the portfolio of loans we guarantee for which we will receive the higher fees. We have included revised disclosure on page 60 of Amendment No. 3 accordingly.

•
Revise the relevant sections of your Management’s Discussion and Analysis (MD&A) to clearly explain the reasons for the decrease in outstanding guarantees, reduced fees, and fluctuations in provisions for financial guarantee services;

In response to the Staff’s comment, we have included additional disclosure on page 45 and 46 of Amendment No. 3.

•
Explain if there will be any changes to how you determine the allowance for loan losses for this new guarantee business as compared to your traditional guarantee services. If so, please explain the reason(s) for the changes in credit risk;

There will be no change in determining the allowance for loan losses. We will apply the same methodology to both the traditional and new guarantee business.

•
Consider revising the relevant sections of your Risk Factor disclosures to include a discussion of the risks associated with this new form of guarantee business when compared to your traditional guarantee services.

Management does not believe there are additional risks associated with this new form of guarantee business.

Description of P2P Lending Services, page 65

3. Please provide additional information on the services that Pride Online will provide to guarantors in order to attract them to this new service and explain your process for selecting guarantors. Please also provide an English translation of the General Credit Contract that you will enter into with guarantors.

In response to the Staff’s comment, we have included additional disclosure on page 65 of Amendment No. 3. In addition, the English translation of both the Form of General Credit Contract and the Form of Loan and Guarantee Contract by and among the guarantor, the borrower, the lender and us have been filed as exhibits 10.16 and 10.17 of Amendment No. 3.

4. We note your disclosure on page 66 that you plan to maintain a loan loss reserve of up to 10% of the aggregate loan balance to cover potential losses for loans offered through Prime Online, your P2P lending portal. Please tell us and amend your filing to provide additional detailed information considering the following:

•
Discuss whether you will use the “Five-Tier Principle” and/or general reserve measurements similar to that used for both your direct loans and guarantee services currently provided. If not, please explain in further detail how you determined your current methodology and how Pride Online is different from and therefore requires a different and potentially a higher allowance for loan loss reserve from that of your direct loans and guarantee services.

We have removed the disclosure with regard to the loan loss reserve because management has determined that Pride Online is not required to have any loan loss reserve.

•
You state that the only exposure you will have is that in the event that the borrower defaults, Pride Online will make the repayment to the lender on the same day and will be reimbursed by the guarantor within five business days. Discuss when this provision will be recorded and whether this allowance reflects the credit risk related to the guarantor repayment.

Pride Online has amended its agreements from Amendment No. 3. to reflect that it will not be making any payments to the lenders in the event of borrower defaults. Therefore, we have removed the previous disclosure from Amendment No. 3.

Director Compensation, page 83

5. Explain your deletion of Mr. Levy’s stock awards and corresponding footnote from your disclosure on page 83 of your most recent amendment. We note, for example, that his total compensation has not changed.

Mr. Levy will not receive any stock compensation until the issuance of such stock has been approved by the Company’s stockholders in according to the NASDAQ Listing Rules. We have revised the amount of his total compensation on page 83 of Amendment No. 3.

Certain Relationships and Related Transactions, page 84

6. We note that you deleted disclosure on Mr. Yao’s loan from 2012 and the Share Exchange Agreements. Refer to Instruction 1 to Item 404 of Regulation S-K and revise. Further disclose or provide your analysis why you need not disclose the recent purchase of Pride Online on February 19, 2014 from your CEO, Mr. Qin.

The Staff’s comment is duly noted. However, we believe Item 404 of Regulation S-K only requires disclosure of related party transactions that occurred since the beginning of the registrant's last fiscal year or currently proposed transactions.  Since Mr. Yao’s loan was repaid in 2012 and the transactions contemplated by the Share Exchange Agreements took place in fiscal year 2012, we do not believe those transactions need to be disclosed here.  We have added disclosure of the contractual arrangements between Pride Online, Mr. Qin and WFOE on page 84 of Amendment No. 3.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

7. We note your accounting policy related to Allowance for loan losses on page F-9. Please tell us and revise to disclose your charge-off policy with respect to your various loan categories.

The Company applies the same charge-off policy for both business and personal loans.  The Company recognizes a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. The Company will recognize a charge-off when the Company loses contact with the delinquent borrower for more than six months or when the court rules against the Company  seizing the collateral from either the guarantor or borrower.

Note 7. Allowance for Loan Losses, page F-17

8. We note in the allowance for loan loss tables on page F-18 that you have not recorded any charge-offs in the past two years, however you disclose recoveries totaling $565,493 and $25,936, in the years ended December 31, 2013 and 2012 respectively. Please tell us in detail about these recoveries in the absence of any charge-offs, and if these represent net amounts, please disclose the gross amounts of loans charged-off and recoveries made.

The Company does not charge off loans that are still in litigation. Instead, it simply stops accruing interest on those loans until management determines that that full repayment of a loan is not probable.  The Company makes loan loss reserve by using the higher of “Specific Reserve” according to the “Five Tier Principle” and “General Reserve”. The Company reviews the loan allowance on a quarterly basis. If the current balance is less than the prior period balance, it will be recorded as a “recovery”; if it is larger, it will be recorded as a “provision” in the allowance for loan loss tables. The netting amount of recovery and provision is presented in the income statement.

9. We note that the net provision for loan losses for fiscal year 2013 calculated from the table of the activity in the allowance for loan losses on page F-18 was $515,135, which is determined based upon provisions less recoveries. However, we note provision for loan losses of $484,069 in your income statement on page F-3. Please tell us and amend your filing to reconcile these different amounts.

The difference between the $518,135 (the number on page F-18) and $484,069 was due to foreign exchange translation, please see reconciliation below:

	USD	Exchange rate	RMB
	Total	Spot rate	Total
Beginning balance @ 12/31/12	$857,813	6.3086	¥5,411,599
Charge-offs	-
Recoveries	(565,493)	6.1122	(3,456,406)	A
Provisions	1,083,628	0	6,454,877	B
Ending balance @ 12/31/13	$1,375,948	6.1122	¥8,410,069

Change in provision (A+B)	$518,135		¥2,998,471
		Average rate
Provision for loan loss @ 12/31/13	$484,069	6.1943	¥2,998,469

Variance			¥2

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****************

We thank the Staff in advance for its consideration of the foregoing responses and Amendment No.3. Should you have any questions concerning the foregoing responses, please contact our counsel Benjamin Reichel, Esq., at (212) 370-1300.

Very truly yours,

/s/ Long Yi
Long Yi